FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 2, 2009

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EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic games launch on Europe’s Unibet

One of Europe’s largest operators launches CryptoLogic games in multi-year deal

November 2, 2009 (Dublin, IRELAND) – CryptoLogic Limited, a global developer of branded online betting games and Internet casino software, announced today that one of its top-performing slot games is now live on Unibet.com, one of Europe’s largest online gaming sites. As part of a multi-year deal, Unibet Group plc will launch at least six more games by the end of the year and at least a further three in early 2010, reaching an audience of more than 3.6 million players.

The CryptoLogic games have been made available to Unibet through Gaming Technology Solutions plc (GTS), which provides the platform for many of the world’s largest Internet gaming sites. CryptoLogic will earn recurring revenue based on a share of wagers placed by players. The deal takes the total number of licensees signed by the company to 29.

“When we signed our strategic partnership with GTS, CryptoLogic gained a powerful new channel to take our games to the many top gaming sites that run on GTS technology,” said Brian Hadfield, CryptoLogic’s President and CEO. “Unibet is one of the best of the best, with more than 3.6 million customers in more than 100 countries. The revenue potential for CryptoLogic is significant as so many new players can now experience our extraordinary e-gaming innovation.”

Unibet is one of the largest operators in the European market, offering sports betting, live betting, casino, poker, lotteries, bingo and soft games through its website, www.unibet.com. For the second time in three years, eGaming Review named Unibet the “European Sportsbetting Operator of the Year” in 2008.

“Unibet’s players demand excitement, and CryptoLogic has some of the most dynamic and best-branded games in the business,” said Petter Nylander, CEO of Unibet. “Our customers will love the exceptional e-gaming experience CryptoLogic delivers. Player satisfaction is what is most important to us, and that is what makes this deal so satisfying.”

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world’s most famous action and entertainment characters. The company’s licensees include many of the Internet’s top gaming brands, including the “big four” international operators. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

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About Unibet Group plc (www.unibetgroupplc.com)

Unibet was founded in 1997 and is an online gambling company listed on NASDAQ OMX Nordic Exchange in Stockholm. Unibet is one of the largest privately-owned gambling operators in the European market and provides services in 20 languages through www.unibet.com. Today, Unibet has more than 3.6 million customers in over 100 countries. Unibet is a member of the EGBA, European Gaming and Betting Association, RGA, Remote Gambling Association in the UK and is certified by G4, Global Gaming Guidance Group. In December 2007, Unibet acquired Maria Holdings, the largest online bingo operator in the Nordic market and in April 2008 Scandinavia´s largest trotting community, Travnet.

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext. 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.